UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 333-66626
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
INTERDIGITAL SAVINGS AND PROTECTION PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
INTERDIGITAL, Inc.
781 Third Avenue, King of Prussia, Pennsylvania 19406-1409

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
C O N T E N T S
Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
InterDigital, Inc.
Savings and Protection Plan
King of Prussia, Pennsylvania
We have audited the accompanying statements of net assets available for benefits of the InterDigital Savings and Protection Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Morison Cogen LLP
Bala Cynwyd, Pennsylvania
June 20, 2008

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006
Investments at fair value (see Note 2)	$38,086,684	$33,372,051
Cash	18	426
Employer Profit Sharing Receivable	340,025	468,722
Participant Loans	184,696	177,441

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$38,611,423	$34,018,640

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	14,507	44,088

NET ASSETS AVAILABLE FOR BENEFITS	$38,625,930	$34,062,728

The accompanying notes are an integral part of these financial statements.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
ADDITIONS
Investment income
Interest and dividend income, investments	$14,429	$10,233
Net appreciation in fair value of investments	172,311	5,678,892

Total investment income	186,740	5,689,125

Contributions
Employer	1,342,083	1,613,300
Participants	3,411,439	3,172,598
Rollover	74,893	13,276

Total contributions	4,828,415	4,799,174

TOTAL ADDITIONS	5,015,155	10,488,299

DEDUCTIONS
Payment of benefits	451,503	1,870,435
Other deductions	450	450

TOTAL DEDUCTIONS	451,953	1,870,885

NET INCREASE	4,563,202	8,617,414

NET ASSETS AVAILABLE FOR BENEFITS — BEGINNING OF YEAR	34,062,728	25,445,314

NET ASSETS AVAILABLE FOR BENEFITS — END OF YEAR	$38,625,930	$34,062,728

The accompanying notes are an integral part of these financial statements.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 – DESCRIPTION OF THE PLAN
The following description of the InterDigital Savings and Protection Plan (the Plan) is provided for general information purposes. Plan participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution 401(k) plan of InterDigital Inc., and its participating subsidiaries (the Company or InterDigital) for its eligible employees. For purposes of before-tax contributions and matching contributions, an eligible employee will be eligible to participate in the Plan on the next payroll periods. or as soon as administratively possible following the date the eligible employee attained age of 18 and completed one month of service with the Company. For purposes of discretionary profit sharing contributions, an eligible employee will be eligible to participate in the Plan on the next payroll period or as soon as administratively possible following the date the eligible employee attained age 18 and completed 93 consecutive days of service with the Company.
The following individual are not eligible to participate in the Plan: (i) individuals employed by the Company as part of an academic course of study, such as a work-study program, co-op program or similar arrangements; (ii)collective bargaining employees; (iii) leased employees within the meaning of Code Sections 414(n)(2) and 414(o)(2); and (iv) nonresident aliens who receive no earned income which constituted income from sources within the United States
The Plan was established effective February 1, 1985, restated January 1, 1997, and restated January 1, 2007, when the Plan name was changed from InterDigital Communications Corporation Savings & Protection Plan to InterDigital Savings & Protection Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). State Street Bank & Trust is the trustee of the Plan. Diversified Investment Advisors (Diversified) is the Plan custodian and third party administrator of the Plan’s assets.
Contributions
All participant contributions are made on a before-tax basis. Each participant may invest from 1% to 100% of annual compensation as a basic contribution subject to state, local and certain Federal taxes. The total of the basic and supplemental contributions cannot exceed Internal Revenue Code (IRC) limitations for each plan year. For the 2007 and 2006 plan years, the total IRS limits were $15,500 and $15,000, respectively. In addition, participants who have attained the age of 50 may make pre-tax contributions that exceed the IRC limitations. In 2007 and 2006, the maximum additional annual contributions were $5,000 for individuals who have attained the age of 50. If a participant’s annual contributions exceed the dollar limitation set by the IRC, thereby requiring a distribution of such excess contributions, the participant will forfeit any employer matching contributions related to the distribution amount. Amounts forfeited will be used to reduce future employer contributions.
The Company may, at its sole discretion, contribute to the Plan through matching contributions and/or discretionary employer contributions. The Company matches 50% of the first 6% of each participant’s contribution, as defined by the Plan. The Company match is directed by the Company to the InterDigital Stock Fund under the Plan and may be immediately transferred to other investment alternatives by participants. Discretionary employer contributions are lump sum payments made to the Plan as determined from time-to-time by the Board of Directors of the Company. In first quarter 2008 and 2007, the Company contributed 14,673 and 13,963 shares of InterDigital common stock, respectively, valued at $340,025 and $468,722, respectively. These contributions were associated with the Company’s performance in 2007 and 2006, respectively. The Plan recorded a related receivable at December 31, 2007 and 2006.
The IRC limits the amount of pay that may be used to determine participants’ discretionary contributions. The limit was $225,000 and $220,000 in 2007 and 2006, respectively. The IRC also limits the amount of all contributions that can be made for or by a participant to the Plan in a given year. The limit is the lesser of

100% of pay or $45,000 for 2007, and the lesser of 100% of pay or $44,000 for 2006.
INTERDIGITAL
SAVINGS AND PROTECTION PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 – DESCRIPTION OF THE PLAN (Continued)
Employee rollover contributions from other qualified retirement plans are permitted; such contributions are subject to the conditions and procedures set forth in the Plan.
Participant Accounts
Each participant’s account is credited with that participant’s contributions and allocations of the Company’s discretionary matching and employer contributions and Plan earnings and losses. Allocations of discretionary contributions are based on a participant’s annual compensation relative to the total compensation of all other participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Terminating participants forfeit unvested Company contributions. Forfeitures are used to reduce employer contributions.
Vesting
Rollover contributions and before-tax contributions are 100% vested and nonforfeitable. Plan participants who were credited with an Hour of Service (as defined in the Plan) prior to January 1, 2004, shall be vested in their discretionary matching and employer contributions as follows:

Periods of Service	Percentage
Less than 1	33%
At least 1, less than 2	67%
2 or more	100%
All other participants shall be vested in their discretionary matching and employer contributions as follows:

Periods of Service	Percentage
Less than 1	0%
At least 1, less than 2	33%
At least 2, less than 3	67%
3 or more	100%
Participants who die or retire on their normal retirement age (age 65) are 100% vested in their account.
Participants Loans
Any participant who is an active employee may apply for a secured loan provided the request does not exceed the lesser of 50% of their vested account balance or $50,000. The minimum loan amount was $500 during 2007 and 2006. Only one loan per participant may be made every 365 days and all loans are subject to approval by the Company as Plan Administrator. Loan terms are limited to five years set at the inception of each loan. Interest rates are set at an annual rate of prime + 1%. The rates of outstanding loans at December 31, 2007 and 2006 range between 4.33% and 9.25%. Interest paid by the participant is credited to the participant’s account. If a participant’s balance remains unpaid for more than 90 days after it is due, the loan will be in default on the outstanding loan amount and the participant’s vested account will be reduced by the amount of the unpaid principal and interest. The unpaid amount is treated as a taxable withdrawal and is subject to federal income taxes. Loans in default, in principle plus interest, at December 31, 2007 and 2006 were $36,894 and $16,461, respectively. Outstanding loans became due and payable in-full 60 days after the related participant ceases to be an employee and a party-in-interest, as defined by ERISA, or after complete termination of the Plan.
When a participant receives a distribution from the Plan, any outstanding principal plus accrued interest will be deducted from the amount of the distribution. A participant may then either default on the loan or make arrangements to continue loan repayments beyond when they become entitled to a distribution as long as their remaining interest in the Plan exceeds their outstanding loan balance.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 – DESCRIPTION OF THE PLAN (Continued)
Payment of Benefits
If a participant retires, dies, becomes permanently disabled, or otherwise separates from the Company, the participant or participant’s beneficiary is entitled to the vested amount of their account as valued on the applicable valuation date. In the event of a participant’s death, distribution of their account will be made as soon as administratively practicable upon the receipt of appropriate documentation from their designated beneficiary. Distributions for reasons of retirement, permanent disability or termination will be made upon written request. Distributions from a participant’s account are made in a single sum payment. Employees may defer payment of their account under the Plan.
Plan Termination
The Company may amend or suspend the Plan and may terminate the Plan at any time subject to the provisions of ERISA; although there is no present intent to do so. However, no such action may cause the Plan’s assets to be used for purposes other than the exclusive benefit of the participants and their beneficiaries. If the Plan is terminated, all such participant’s accounts shall become fully vested and all accounts of participants shall be distributed as soon as administratively possible.
Investment Options
All investments are participant directed except for the Company’s matching and profit sharing contribution, which by the terms of the Plan is directed by the Company to the InterDigital Stock Fund. Participants, however, may reallocate their holdings among available investment options at any time. Fund descriptions below were obtained from fund brochures and other Plan documents:
SHORT-TERM BONDS:
Money Market Fund
This Fund seeks high current income while preserving capital and providing liquidity by investing in high quality short-term cash money market instruments, such as short-term U.S. government obligations, corporate bonds and notes, commercial paper, bank acceptances, and repurchase agreements. The Fund will primarily invest in A1/P1- rated debt instruments. The average dollar-weighted maturity of the Fund’s investments will be 90 days or less.
Stabled Pooled Collective Trust
This Fund seeks to provide positive income with reduced return volatility through investment in a diversified portfolio of high quality fixed income securities. The Fund invests in stable value fixed income instruments, including Guaranteed Investment Contracts (GIC’s), Bank Investment Contracts (BIC’s), as well as GIC alternatives, such as synthetic GIC’s.
High Quality Bond Fund
This Fund seeks to generate consistent risk-adjusted returns while focusing on preservation of capital through investment in US Government, Agency, asset-backed, and corporate bonds, rated BBB or better at the time of purchase. The Fund’s dollar weighted average maturity generally does not exceed 3 years. This Fund was no longer offered after September 7, 2007. All Plan assets held in the Fund as of close of business on this date were transferred to the Stable Pooled Collective Trust and all future contributions that previously would have been allocated to this Fund were directed to the Stable Pooled Collective Trust.
INTERMEDIATE/LONG-TERM BONDS:
Core Bond Fund
This Fund seeks maximum return primarily through the investment in US Government, asset-backed and mortgage-backed securities, corporate securities, and to a lesser extent, convertible, high yield and international fixed income securities.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 – DESCRIPTION OF THE PLAN (Continued)
T. Rowe Price Corporate Income Fund
This Fund seeks to provide high income and some capital growth. The Fund normally invests at least 80% of assets in corporate debts and at least 65% of assets in corporate debts issued by U.S. and foreign companies. It may invest in a variety of securities including convertible debt and preferred stock, together limited to no more than 25% of assets. It may invest up to 25% of assets in non-U.S. dollar foreign securities. The Fund’s weighted average maturity normally exceeds 10 years. It invests at least 65% of assets in investment-grade bonds. This Fund was first offered to participants on September 7, 2007.
LARGE-CAP STOCKS:
Value & Income Fund
This Fund seeks a high level of current income primarily through investment in a diversified portfolio of common stocks which the manager believes are selling at reasonable valuations relative to their future projected earnings.
Equity Growth Fund
This Fund seeks to provide a high level of capital appreciation through investment in a diversified portfolio of common stocks with the potential for above-average growth in earnings. The Fund utilizes two managers with complementary large capitalization growth styles. This Fund was no longer offered after September 7, 2007. All assets held in the Fund as of close of business on this date were transferred to the Transamerica PRM Diversified Equity Investor Fund and all future contributions that previously would have been allocated to this Fund were directed to the Transamerica PRM Diversified Equity Investor Fund.
Transamerica PRM Diversified Equity Investment Fund
This Fund seeks capital appreciation. This Fund primarily invests at least 80% of assets in a diversified portfolio of domestic equity securities.
Stock Index Fund
This Fund seeks to match the performance of the S&P 500 Index by investing substantially all of its net assets in the stocks comprising the S&P 500 Index.
SMALL MID-CAP STOCKS:
Mid-Cap Value Fund
This Fund seeks high total investment return through investment primarily in a diversified portfolio of medium size value-oriented companies. The Fund invests in quality companies undergoing beneficial strategic changes that are selling at below market valuation standards due to limited analyst coverage and low expectations.
Mid-Cap Growth Fund
This Fund seeks a high level of capital appreciation through investment in a diversified portfolio of medium size, growth-oriented companies. The Fund invests in high quality companies whose growth in earnings will provide returns in excess of the market, while frequently exhibiting above-market standard valuation measures. This Fund was no longer offered after September 7, 2007. All assets held in the Fund as of close of business on this date were transferred to the Columbia Acorn A Fund and all future contributions that previously would have been allocated to this Fund were directed to the Columbia Acorn A Fund.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 – DESCRIPTION OF THE PLAN (Continued)
Special Equity Fund
This Fund seeks to provide a high level of capital appreciation through investment primarily in a diversified portfolio of common stocks of small to medium sized companies. The Fund utilizes multiple managers using growth, value and structured core styles. The manager believes this provides an opportunity for higher returns relative to the broad small-cap market over a full market cycle.
Baron Small Cap Fund
This Fund seeks capital appreciation. The Fund normally invests at least 80% of assets in securities of smaller companies. A “small sized company” is defined as having a market value of under $2.5 billion at the time of purchase. The adviser seeks to purchase securities that the adviser expects could increase in value 50% within two years.
Columbia Acorn Fund
The investment seeks to provide long-term growth of capital. The fund invests primarily in small and medium sized companies. It generally invests in the stocks of companies with market capitalizations of less than $5 billion at the time of purchase. The fund invests the majority of assets in U.S. companies, but also may invest up to 33% of assets in foreign companies in developed markets. This fund was first offered to participants on September 7, 2007.
Diamond Hill Small Cap Fund
This Fund seeks long-term capital appreciation. The Fund normally invests at least 80% of its net assets in small capitalization companies, defined as those companies with a market capitalization below $2.5 million or those companies included in the Russell 2000 Index. The manager utilizes a two-step security selection process to find intrinsic value regardless of overall market conditions.
INTERNATIONAL STOCKS:
American Funds EuroPacific Growth Fund
This Fund is designed for investors seeking capital appreciation and diversification through investments in stocks of issuers based outside the United States. This Fund seeks to make its investment grow over time by investing primarily in stocks of issuers located in Europe and the Pacific Basin.
MULTI-ASSET/OTHER:
AIM Real Estate Funds, Class A
This Fund seeks high total return. The Fund normally invests at least 80% of its assets in securities of real estate and real estate-related companies. The Fund considers a company to be a real estate-related company if at least 50% of assets, gross income or net profits are attributable to ownership, construction, management or sale of residential, commercial or industry real estate. This Fund may invest up to 10% of total assets in non-investment grade securities and engage in short sale transactions.
Intermediate Horizon Strategic Allocation Fund
This Fund seeks to attain its objective by investing in an array of Diversified’s Funds. The portfolio will invest in a combination of both fixed income and equity funds, maintaining approximately equal exposure to both asset classes. Fund allocations within asset classes are broadly designed to mirror the market at large.
Long Horizon Strategic Allocation Fund
This Fund seeks to attain its objective by investing in an array of Diversified’s Funds with an emphasis on equity funds. The Fund will have limited exposure to a variety of fixed income funds. Fund allocations within asset classes are broadly designed to mirror the market at large.
INTERDIGITAL
SAVINGS AND PROTECTION PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 – DESCRIPTION OF THE PLAN (Continued)
Short Horizon Strategic Allocation Fund
This Fund seeks to attain its objective by investing in an array of Diversified’s Funds. The primary emphasis is on fixed income funds with limited exposure to equity funds. Fund allocations within asset classes are broadly designed to mirror the market at large.
InterDigital Stock Fund
This Fund invests in the Common Stock of InterDigital, Inc.
NOTE 2 – SUMMARY OF ACCOUNTING POLICIES
The following accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements.
Basis of Accounting
Accounting records are maintained by the custodian on the cash basis of accounting. The financial statements of the Plan reflect all material adjustments to place the financial statements on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Investment Contracts
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and AICPA Statement of Position 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Investment Valuation and Income Recognition
Investments in pooled separate accounts are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The InterDigital Stock Fund is valued at its year-end unit closing price (comprised of common stock market price plus uninvested cash position). The fair value of the guaranteed investment contracts are calculated by discounting the related cash flows based on current yields of similar investments with comparable durations. Participant loans are valued at cost, which approximates fair value.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Payment of Benefits
Benefits are recorded when paid.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 2 – SUMMARY OF ACCOUNTING POLICIES (Continued)
Forfeited Accounts
At December 31, 2007 and 2006, forfeited non-vested accounts totaled $19,631 and $36,044, respectively. These forfeited accounts were fully utilized to reduce employer matching contributions in 2007 and 2006.
Recent Accounting Pronouncements
In September 2006, Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), was issued and is effective for fiscal years beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. As of December 31, 2007, the Plan does not believe the adoption of SFAS 157 will impact the amounts reported in the financial statements, however, additional disclosures will be required about the inputs used to develop the measurements of fair value and the effect of certain measurements reported on the Statement of Changes in Net Assets.
NOTE 3 – INVESTMENTS
The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31, 2007 and 2006:

	2007		2006
Value and Income Fund	2,151,002		1,676,593
Mid-Cap Value Fund	4,313,106		3,929,856
Core Bond Fund	2,418,129		2,109,777
Stock Index Fund	5,655,732		4,822,065
AIM Real Estate Funds, Class A	1,154,554	*	1,860,874
American Funds Euro Pacific Growth	4,140,996		2,817,939
Transamerica PRM Diversified Equity Investment	4,127,687		2,379,623

InterDigital Stock Fund	4,365,282		4,654,896

*	Does not represent 5 percent or more of the Plan’s net assets at December 31, 2007, but is included for comparative purposes.
At December 31, 2007 and 2006, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

	2007	2006
Investment in Common Trusts	$54,582	$42,019
Registered Investment Companies	1,688,306	3,188,561
InterDigital Stock Fund	(1,570,577)	2,448,312

	$172,311	$5,678,892

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 4 – NONPARTICIPANT-DIRECTED INVESTMENTS
Information about the components of and significant changes in net assets relating to the Plan’s nonparticipant-directed investments at December 31, 2007 and 2006 are as follows:

	2007	2006
Net Assets
InterDigital Stock Fund	$4,365,282	$4,654,896

Changes in Net Assets
Contributions	$1,552,404	$1,657,155
Net (depreciation) appreciation in fair value of investments	(1,570,577)	2,448,312
Distributions	(54,980)	(182,878)
Transfers	(207,913)	(2,456,415)
Forfeitures and other	(8,548)	(15,326)

	$(289,614)	$1,450,848

NOTE 5 – GUARANTEED INVESTMENT CONTRACTS AND SECURITY-BACKED CONTRACTS
In 2004, the Plan entered into a benefit-responsive investment contract with the Stable Pooled Fund (the Fund). The Fund primarily invests in traditional guaranteed investment contracts (GICs) and security-backed contracts issued by insurance companies and other financial institutions. The Fund’s principal objective is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.
As described in Note 2, because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Diversified, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.
NOTE 6 – RELATED PARTY TRANSACTIONS
The Plan invests in shares of the Company’s common stock through the InterDigital Stock Fund. In 2007 and 2006, the Plan also invested in funds managed by Diversified. Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.
NOTE 7 – PLAN EXPENSES
All costs and expenses incurred in the administration of the Plan (i.e., trustee and recordkeeper fees) are currently paid by the Company.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 8 – TAX STATUS
The IRS has determined and informed the Company by letter dated June 13, 2005, that the Plan satisfies the qualification requirements under IRC Section 401(a) and that the trust maintained in connection with the Plan satisfies the requirements for exemption under IRC Section 501(a). The Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
EIN 23-1882087
SCHEDULE H, PART IV(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

		Current/Contract
Identity of Issue	Investment Type	Value
State Street Bank & Trust*	Cash	$18

Money Market Fund*	Registered investment companies	$1,838,319
Short Horizon Strategic Allocation Fund*	Registered investment companies	356,986
Long Horizon Strategic Allocation Fund*	Registered investment companies	873,467
Value and Income Fund*	Registered investment companies	2,151,002
Special Equity Fund*	Registered investment companies	1,656,702
Mid-Cap Value Fund*	Registered investment companies	4,313,106
Core Bond Fund*	Registered investment companies	2,418,129
Intermediate Horizon Strategic Allocation Fund*	Registered investment companies	264,041
AIM Real Estate Funds, Class A	Registered investment companies	1,154,554
American Funds EuroPacific Growth Fund	Registered investment companies	4,140,996
Baron Small Cap Fund	Registered investment companies	1,921,645
Columbia Acorn Fund, Class A	Registered investment companies	1,038,989
Diamond Hill Small Cap Fund, Class A	Registered investment companies	118,732
T Rowe Price Corporate Income Fund	Registered investment companies	101,862
Transamerica PRM Diversified Equity Investment*	Registered investment companies	4,127,687
Stock Index Fund*	Registered investment companies	5,655,732

	Mutual Fund Total	$32,131,949

Stable Pooled Collective Trust*	Investments in common trusts	1,603,960	***

	Collective Trust Fund Total	$1,603,960

InterDigital Stock Fund*	Employer Stock Fund	$4,365,282	**

Participant Loans*	Notes Receivable with Interest Rates of 4.33% to 9.25%	$184,696

TOTAL ASSETS HELD AT END OF YEAR		$38,285,905

*	transaction with party in interest

**	cost basis is $ 6,727,331

***	fair value is $ 1,589,453
Cost is not required for participant-directed investments.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
SUPPLEMENTAL SCHEDULE H, PART IV(j)
SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 2007

				Historical
Identity of		Purchase	Selling	Cost of	Historical
Party Involved	Description of Asset	Price	Price	Asset	Gain (Loss)
Diversified Investors Funds Group	InterDigital Stock Fund	$673,573	$763,745	$673,573	$90,172

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERDIGITAL SAVINGS AND PROTECTION PLAN
By: InterDigital, Inc., in its capacity as Plan Sponsor and Plan Administrator

Date: June 20, 2008	By:	/s/ Richard J. Brezski
Richard J. Brezski
Chief Accounting Officer

EXHIBIT INDEX

     The following is a list of Exhibits filed as part of this Annual Report on Form 11-K:

Exhibit	Exhibit
Number	Description
23.1	Consent of Morison Cogen LLP